This document consists of one cover page and two pages.

                                 SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                                                  SCHEDULE 13G
                                 Under the Securities Exchange Act of 1934

                                                Amendment No. 10

                                                    RLI Corp.
                                                  Name of Issuer

                                         Common Stock $1.00 Par Value
                                         Title of Class of Securities

                                                  749607 10 7
                                                CUSIP NUMBER

                                                ____________________

                                    No Fee is being paid with this Statement.
                                                ____________________

1)      Name of Reporting Person and IRS Identification Number:

        RLI Corp. Employee Stock Ownership Plan and Trust ("ESOP")
        #37-6146765

2)      Check appropriate Box if Member of a Group:

        Not applicable

3)      SEC use only

4)      Place of Organization:

        Peoria, Illinois

5) through 10)

     As of the date of this Schedule, 1,410,290 shares of RLI Corp. Common Stock were owned of record by the ESOP. The right to vote all such Common Stock as well as cash dividends are passed through to the ESOP participants. All beneficial interest in such Common Stock is vested in participants in the ESOP. RLI Corp. and the Trustee disclaim beneficial ownership in the Common Stock owned by the ESOP. All dispositions of the Common Stock owned by the ESOP are made by the Trustee at the direction of RLI Corp. to vested participants upon termination of employment.

11)     Percent of Class Represented by Amount in Row 9:

        18.0%

12)     Type of Reporting Person:

         EP

Item 1(a)     Name of Issuer:

                RLI Corp.

Item 1(b)     Address of Issuer's Principal Executive Offices:

                9025 North Lindbergh Drive, Peoria, IL  61615

Item 2(a)     Name of Person Filing:

                RLI Corp. Employee Stock Ownership Plan and Trust ("ESOP")

Item 2(b)     Address of Principal Business Office:

               The ESOP is administered by RLI Corp. The Trustee of the ESOP is Bank One - Peoria ("Trustee").

               Addresses:   RLI Corp.
                              9025 North Lindbergh Drive
                              Peoria, IL  61615

                              Bank One - Peoria
                              124 S.W. Adams
                              Peoria, IL  61603
Item 2(c)   Citizenship:

              Organized in Peoria, Illinois

Item 2(d)   Title of Class of Securities:

              Common Stock $1.00 Par Value

Item 2(e)   CUSIP Number:

              749607 10 7

Item 3      Eligibility to File Schedule 13G:

              Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4      Ownership:

              As of December 31, 1995, 1,410,290 shares (18.0%) of RLI Corp. Common Stock were owned of record by the ESOP. The right to vote all such Common Stock as well as cash dividends are passed through to the ESOP participants. All beneficial interest in such Common Stock is vested in participants in the ESOP. RLI Corp. and the Trustee disclaim beneficial ownership in the Common Stock owned by the ESOP. All dispositions of the Common Stock owned by the ESOP are made by the Trustee at the direction of RLI Corp. to vested participants upon termination of employment.

Item 5      Ownership of Five Percent or Less of a Class:

              Not applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

              Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              Not applicable.

Item 8      Identification and Classification of Members of the Group:

              Not applicable.

Item 9      Notice of Dissolution of Group:

              Not applicable.

Item 10     Certification:

              The undersigned certifies that to the best of her knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             RLI Corp. Employee Stock Ownership Plan and Trust

         2/1/96                            /s/ Bonnie D. Hauck
Date:___________________   By:_____________________________________________
                                           Its Trustee
                                           Bank One - Peoria